Net Serviços de Comunicação S.A. CNPJ/MF nº 00.108.786/0001-65 NIRE nº 35.300.177.240 Companhia Aberta Rua Verbo Divino nº 1.356 - 2ºa. , São Paulo-SP

September 16, 2011

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Net Serviços de Comunicação S.A.
Form 20-F Filed June 30, 2011 File No. 0-28860

Dear Mr. Spirgel:

Reference is made to your letter to Net Serviços de Comunicação S.A. (the “Company”), dated August 19, 2011, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2011.

As discussed over the telephone with the staff of the Commission (the “Staff”), the Company advises the Staff that it will be unable to file a response to your letter by September 19, 2011. The Company currently expects to file a response to your letter on or before September 30, 2011.

Mr. Larry Spirgel Division of Corporation Finance	September 16, 2011

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If you have any questions regarding this letter, please do not hesitate to call the undersigned at + (55) (11) 2111-2785.

Sincerely,

_/s/ Roberto Catalão Cardoso
Roberto Catalão Cardoso
Chief Executive Officer

cc:  André Müller Borges, Chief Legal Counsel